Exhibit 99.1

reAlpha Tech Corp. Announces Second Quarter 2023 Results and Provides Business Update

DUBLIN, Ohio., December 15, 2023 – reAlpha Tech Corp. (“reAlpha” or the “Company”) (Nasdaq: AIRE), a real estate technology company focused on developing, utilizing and commercializing real estate-focused artificial intelligence (“AI”) to drive efficiency, sustainability and growth, today provides a business update and reports financial results for the second quarter ended October 31, 2023.

“Our second fiscal quarter of 2023 marked a pivotal quarter for reAlpha,” said Giri Devanur, CEO of reAlpha. “Following a successful listing on the Nasdaq Capital Market during the quarter, and announcement of the commercial launch of our AI real estate tool GENA, we raised $8.0 million in gross proceeds in November through a public offering to begin executing our growth strategy. With the execution of the definitive agreements to purchase Naamche, Inc. and Naamche Inc. Pvt. Ltd., and a letter of intent to acquire United Software Group and certain subsidiaries and affiliates, we are looking to continue to develop and scale reAlpha to provide innovative AI solutions to further enhance stockholder value.”

Recent strategic and operational highlights during and subsequent to the second quarter of 2023 include:

●	Listed on the Nasdaq Capital Market (“Nasdaq”) under the ticker symbol “AIRE” on October 23, 2023.

●	Announced the commercial launch of GENA, formerly known as BnBGPT, a novel tool that enhances residential property listings in multiple online real estate marketplaces through the integration of personalized generative AI descriptions.

●	Consummated a public offering for gross proceeds of $8.0 million on November 24, 2023.

●	Entered into definitive agreements to acquire Naamche, Inc. and Naamche, Inc. Pvt. Ltd (collectively, “Naamche”), a technology company focused on developing AI-powered solutions for large industries, including real estate, which is subject to closing conditions and jurisdictional approval (the “Acquisitions”).

●	Approved the change of its fiscal year end from April 30 to December 31, effective as of December 31, 2023, and the Company will prepare an Annual Report on Form 10-K for the transition period between May 1, 2023 and December 31, 2023 to be filed with the U.S. Securities and Exchange Commission (“SEC”).

●	Entered into a letter of intent to acquire United Software Group and certain subsidiaries and affiliates (collectively, “USG”), an Ohio-based privately-held, multi-industry information technology consulting company.

Financial Results

Revenue was $33,459 for the three months ended October 31, 2023 compared to $110,624 for the three months ended October 31, 2022. Our revenues consist of those derived from our two segments: (i) short-term rental income: $3,099 for the three months ended October 31, 2023 and $33,322 for the three months ended October 31, 2022; and (ii) platform services income: $30,360 for the three months ended October 31, 2023 and $77,302 for the three months ended October 31, 2022. Revenue was $101,180 for the six months ended October 31, 2023 compared to $199,497 for the six months ended October 31, 2022. Our revenues consist of those derived from our two segments: (i) short-term rental income: $22,662 for the six months ended October 31, 2023 and $59,789 for the six months ended October 31, 2022; and (ii) platform services income: $78,518 for the six months ended October 31, 2023 and $139,708 for the six months ended October 31, 2022.

The Company had cash on hand of $605,337 and $ 1,256,868 as of October 31, 2023, and April 30, 2023 respectively.

Net loss was $4,252,879 for the three months ended October 31, 2023, compared to a net loss of $1,559,016 for the three months ended October 31, 2022. The net loss increase is mainly due a significant increase to general legal advisory and professional services, which primarily consisted of issuance of shares of reAlpha’s common stock in exchange for services rendered in connection with reAlpha’s direct listing on Nasdaq. Net income was $590,128 for the six months ended October 31, 2023, compared to a net loss of $2,526,200 for the six months ended October 31, 2022. The reason for this significant increase in our net income during the six months ended October 31, 2023, is mainly attributable to the gain on sale of myAlphie, as described above. This increase in net income may not reflect our current business and may be abnormally high for this period.

Adjusted EBITDA was $(626,885) for the three months ended October 31, 2023, compared to $(1,481,579) for the three months ended October 31, 2022. Adjusted EBITDA was $(4,815,882) for the six months ended October 31, 2023, compared to $(2,368,800) for the six months ended October 31, 2022. The full reconciliation to Adjusted EBITDA is set forth below.

Explanatory Notes on Use of Non-GAAP Financial Measures

To supplement our financial information presented in accordance with U.S. GAAP (“GAAP”), we believe “Adjusted EBITDA,” a “non-GAAP financial measure”, as such term is defined under the rules of the SEC, is useful in evaluating our operating performance. We use Adjusted EBITDA to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that Adjusted EBITDA may be helpful to investors because it provides consistency and comparability with past financial performance. However, Adjusted EBITDA is presented for supplemental informational purposes only, has limitations as an analytical tool, and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. In addition, other companies, including companies in our industry, may calculate similarly titled non-GAAP measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison. A reconciliation is provided below for each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with GAAP. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures, and not to rely on any single financial measure to evaluate our business.

We reconcile our non-GAAP financial measure of Adjusted EBITDA to our net income, adjusted to exclude interest expense, provision for (benefit from) income taxes, depreciation and amortization, non-recurring acquisition-related compensation expenses, non-recurring direct listing expenses, unrealized gain or loss on foreign exchange, non-recurring legal reserves and related costs and non-recurring gains. For the three months ended October 31, 2023 and October 31, 2022, we did not have any restructuring expenses and non-recurring acquisition-related compensation expenses.

About reAlpha

reAlpha is a real estate technology company with a mission to develop, utilize and commercialize real-estate focused artificial intelligence. Founded with a focus on short-term rental properties, reAlpha’s strategy involves developing and buying technologies aimed at democratizing access to this asset class. In addition to providing individual investors with access to short-term rentals, reAlpha plans to make some of its technologies available for commercial use on a licensing fee basis, pay-per-use basis or other fee arrangements. For more information about reAlpha, visit www.realpha.com.

Forward-Looking Statements

The information in this press release includes “forward-looking statements”. Any statements other than statements of historical fact contained herein, including statements as to future results of operations and financial position, planned acquisitions, business strategy and plans, objectives of management for future operations of reAlpha, market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “could”, “might”, “plan”, “possible”, “project”, “strive”, “budget”, “forecast”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. These forward-looking statements include, without limitation, statements regarding the satisfaction of required conditions for the listing of the reAlpha common stock. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: reAlpha’s ability to pay contractual obligations; reAlpha’s liquidity, operating performance, cash flow and ability to secure adequate financing; reAlpha’s limited operating history and that reAlpha has not yet fully developed its AI-based technologies; whether reAlpha’s technology and products will be accepted and adopted by its customers and intended users; reAlpha’s ability to satisfy closing conditions and obtain jurisdictional approval for the Acquisitions; reAlpha’s ability to successfully negotiate a definitive agreement to acquire USG and satisfy associated closing conditions, including potential stockholder approval; reAlpha’s ability to integrate the business of Naamche and USG into its existing business and the anticipated demand for Naamche’s and USG’s services; reAlpha’s ability to commercialize its developing AI-based technologies; the inability to maintain and strengthen reAlpha’s brand and reputation; any accidents or incidents involving cybersecurity breaches and incidents; the inability to accurately forecast demand for short-term rentals and AI-based real estate focused products; the inability to execute business objectives and growth strategies successfully or sustain reAlpha’s growth; the inability of reAlpha’s customers to pay for reAlpha’s services; the inability of reAlpha to obtain additional financing or access the capital markets to fund its ongoing operations on acceptable terms and conditions; the outcome of any legal proceedings that might be instituted against reAlpha; changes in applicable laws or regulations, and the impact of the regulatory environment and complexities with compliance related to such environment; and other risks and uncertainties indicated in our SEC filings. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those anticipated in the forward-looking statements. Although reAlpha believes that the expectations reflected in the forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. reAlpha’s future results, level of activity, performance or achievements may differ materially from those contemplated, expressed or implied by the forward-looking statements, and there is no representation that the actual results achieved will be the same, in whole or in part, as those set out in the forward-looking statements. For more information about the factors that could cause such differences, please refer to reAlpha’s filings with the SEC. Readers are cautioned not to put undue reliance on forward-looking statements, and reAlpha does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Contact

investorrelations@realpha.com

REALPHA TECH CORP.

Condensed Consolidated Balance Sheet

October 31, 2023 and April 30, 2023

	October 31, 2023	April 30, 2023
	(unaudited)
ASSETS

Current Assets
Cash	$605,337	$1,256,868
Accounts receivable	-	68,120
Receivable from related parties	20,240	20,874
Prepaid expenses	1,292,758	3,061,196
Other current assets	237,962	250,680
Total current assets	2,156,297	4,657,738

Property and Equipment, at cost
Property and equipment, net	329,385	2,185,992

Other Assets
Investments	115,000	115,000
Goodwill	5,135,894	5,135,894
Capitalized software development - work in progress	8,752,330	8,998,755

TOTAL ASSETS	$16,488,906	$21,093,379

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Current Liabilities
Accounts payable	$2,128,562	$412,947
Mortgage and other loans, net	13,891	1,222,000
Notes payable	-	5,850,000
Accrued expenses	343,624	195,299
Total current liabilities	2,486,077	7,680,246

Long-Term Liabilities
Mortgage loans, net	247,000	247,000
Total liabilities	2,733,077	7,927,246

Stockholders’ Equity (Deficit)
Preferred stock, $0.001 par value; 5,000,000 shares authorized, 0 shares issued and outstanding as of October 31, 2023 and April 30, 2023	-	-
Common stock ($0.001 par value; 200,000,000 shares authorized, 42,522,091 shares outstanding as of October 31, 2023; 200,000,000 shares authorized, 42,522,091 shares outstanding as of April 30, 2023)	42,523	42,523
Additional paid-in capital	24,106,597	24,107,159
Accumulated deficit	(10,396,033)	(10,986,162)
Total stockholders’ equity (deficit) of reAlpha Tech Corp.	13,753,087	13,163,520

Non-controlling interests in consolidated entities	2,742	2,613
Total stockholders’ equity (deficit)	13,755,829	13,166,133

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$16,488,906	$21,093,379

REALPHA TECH CORP.

Condensed Consolidated Statements of Operations

For the Three and Six Months Ended October 31, 2023 and 2022 (unaudited)

	For the Three Months Ended		For the Six Months Ended
	October 31, 2023	October 31, 2022	October 31, 2023	October 31, 2022
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	$33,459	$110,624	$101,180	$199,497

Cost of revenues	30,360	83,771	74,554	151,413

Gross Profit	3,099	26,853	26,626	48,084

Operating Expenses
Wages, benefits and payroll taxes	265,099	298,326	517,145	566,503
Repairs & maintenance	24,663	4,776	48,893	11,357
Utilities	4,551	8,244	11,453	21,285
Travel	15,208	23,919	25,229	38,078
Dues & subscriptions	8,100	25,894	17,827	46,750
Marketing & advertising	43,213	402,359	95,842	582,427
Professional & legal fees	3,680,488	485,307	3,876,300	936,825
Depreciation & amortization	7,863	36,736	29,176	73,738
Other operating expenses	144,222	229,140	192,569	150,937
Total operating expenses	4,193,407	1,514,701	4,814,434	2,427,900

Operating Loss	(4,190,308)	(1,487,848)	(4,787,808)	(2,379,816)

Other Income (Expense)
Interest income	277	93	321	157
Other income	-	2,660	525	2,660
Gain on sale of myAlphie	-	-	5,502,774	-
Interest expense	(22,075)	(40,701)	(67,588)	(84,468)
Other expense	(40,760)	(33,213)	(57,946)	(64,733)
Total other income (expense)	(62,558)	(71,161)	5,378,086	(146,384)

Net (Loss) Income	(4,252,866)	(1,559,009)	590,278	(2,526,200)

Less: Net Income (Loss) Attributable to Non-Controlling Interests	13	7	150	806

Net (Loss) Income Attributable to Controlling Interests	$(4,252,879)	$(1,559,016)	$590,128	$(2,527,006)

Net (loss) Income per share — basic	$(0.10)	$(0.04)	$0.01	$(0.06)

Net (loss) Income per share — diluted	$(0.10)	$(0.04)	$0.01	$(0.06)

Weighted-average outstanding shares — basic	42,522,091	40,127,956	42,522,091	40,127,956

Weighted-average outstanding shares — diluted	42,522,091	40,127,956	42,522,091	40,127,956

REALPHA TECH CORP.

Unaudited Condensed Consolidated Statements of Changes in Stockholders’ Equity (Deficit)

for the Three and Six Months Ended October 31, 2023 and 2022

					ReAlpha
					Tech Corp.
					and		Total
			Additional		Subsidiaries	Non-	Stockholders’
	Common Stock		Paid-in	Accumulated	Equity	Controlling	Equity
	Shares	Amount	Capital	Deficit	(Deficit)	Interests	(Deficit)
Balance at April 30, 2023	42,522,091	$42,523	$24,107,159	$(10,986,162)	$13,163,520	$2,613	$13,166,133

Net Income (Loss)	-	-	-	4,843,008	4,843,008	137	4,843,145
Reg A Offering costs	-	-	(562)	-	(562)	-	(562)
RTC India - Non Controlling Interest	-	-	-		-	(10)	(10)
Balance at July 31, 2023	42,522,091	$42,523	$24,106,597	$(6,143,154)	$18,005,966	$2,740	$18,008,706
Net Income (Loss)	-	-	-	(4,252,879)	(4,252,879)	13	(4,252,866)
RTC India - Non Controlling Interest	-	-	-		-	(11)	(11)
Balance at October 31, 2023	42,522,091	$42,523	$24,106,597	$(10,396,033)	$13,753,087	$2,742	$13,755,829

					ReAlpha
					Tech Corp.
					and		Total
			Additional		Subsidiaries	Non-	Stockholders’
	Common Stock		Paid-in	Accumulated	Equity	Controlling	Equity
	Shares	Amount	Capital	Deficit	(Deficit)	Interests	(Deficit)
Balance at April 30, 2022	8,634,210	$8,634	$192,490	$(5,533,053)	$(5,331,929)	$13,597	$(5,318,332)
Net Income (Loss)	-	-	-	(968,796)	(968,796)	799	(967,997)
Distribution to Syndicate members	-	-	-	-	-	(11,625)	(11,625)
RTC India - Non Controlling Interest	-	-	-	-	-	(44)	(44)
Balance at July 31, 2022	8,634,210	$8,634	$192,490	$(6,501,849)	$(6,300,725)	$2,727	$(6,297,998)
Net Income (Loss)	-	-	-	(1,559,016)	(1,559,016)	7	(1,559,009)
RTC India - Non Controlling Interest	-	-	-	-	-	(10)	(10)
Balance at October 31, 2022	8,634,210	$8,634	$192,490	$(8,060,865)	$(7,859,741)	$2,724	$(7,857,017)

REALPHA TECH CORP.

Condensed Consolidated Statements of Cash Flows

For the Six Months Ended October 31, 2023, and 2022 (unaudited)

	For the Six Months Ended October 31, 2023	For the Six Months Ended October 31, 2022
	(unaudited)	(unaudited)
Cash Flows from Operating Activities:
Net income (loss)	$590,278	$(2,526,200)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	29,176	73,738
Gain on sale of myAlphie	(5,502,774)	-
Changes in operating assets and liabilities:
Accounts receivable	68,120	38,067
Receivable from related parties	634	-
Prepaid expenses	1,768,438	41,499
Other current assets	12,718	(9,762)
Accounts payable	1,715,615	743,502
Accrued expenses	148,325	(7,144)
Total adjustments	(1,759,748)	879,900
Net cash used in operating activities	(1,169,470)	(1,646,243)

Cash Flows from Investing Activities:
Proceeds from sale of properties	646,266	491,598
Additions to Property, Plant & Equipment	(40,833)	(5,796)
Capitalized software development - work in progress	(100,800)	(353,288)
Net cash provided by investing activities	504,633	132,514

Cash Flows from Financing Activities:
Proceeds from issuance of debt, net	13,891	-
Payments of long-term debt	-	(23,311)
Deferred financing costs	-	32,757
Proceeds from issuance of common stock - Reg A	(562)	160,769
Net cash provided by financing activities	13,329	170,215

Net decrease in cash	(651,508)	(1,343,514)

Effect of exchange rate changes on cash	(23)	1,590

Cash - Beginning of Period	1,256,868	2,095,401

Cash - End of Period	$605,337	$753,420

	For the Three Months Ended October 31,		For the Six Months Ended October 31,
	2023	2022	2023	2022
Net (Loss) Income	$(4,252,879)	$(1,559,016)	$590,129	$(2,526,644)
Adjusted to exclude the following	-	-	-	-
Depreciation & amortization	7,863	36,736	29,176	73,738
Interest Expense	22,075	40,701	67,588	84,468
Gain on Sale of myAlphie	-	-	(5,502,774)	-
Non-recurring direct listing expenses(1)	3,596,056	-	-	-
Adjusted EBITDA	$(626,885)	$(1,481,579)	$(4,815,881)	$(2,368,438)

(1)	Consists of (ii) 304,529 shares of our common stock issued for services rendered in connection with our direct listing on Nasdaq at an aggregate fair market value of approximately $3.05 million, and (ii) cash payments of approximately $550,000.